Exhibit 99.1

ROSETTA GENOMICS LTD.

10 Plaut St., Rabin Science Park

Rehovot, 76706

Israel

Phone number +972-73-222-0700

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held On December 19, 2012

Notice is hereby given that an Extraordinary General Meeting (the “Extraordinary Meeting”) of the Shareholders of Rosetta Genomics Ltd. (the “Company”), an Israeli Company, will be held at the offices of the Company at 10 Plaut St., Rehovot, Israel on December 19, 2012 at 16:00 (Israel standard time) for the following purposes:

1.	To elect Mr. Yitzhak Peterburg to serve as a Class I director of the Company until the annual general meeting of the Company’s shareholders to be held in 2014 in accordance with the Company’s articles of association;;

Shareholders of record at the close of trading on November 12, 2012 are entitled to notice of, and to vote at, the Extraordinary Meeting. All shareholders are cordially invited to attend the Extraordinary Meeting in person. Two or more shareholders present, personally or by proxy, who hold or represent together more than 25% of the voting rights of our issued share capital will constitute a quorum for the Extraordinary Meeting. If within half an hour from the time scheduled for the Extraordinary Meeting a quorum is not present, the Extraordinary Meeting shall be adjourned to December 26, 2012 at the same time and place, without it being necessary to notify the shareholders. At any such adjourned meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Shareholders who do not expect to attend the Extraordinary Meeting in person are requested to mark, date and sign the enclosed proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Joint holders of shares should take note that, pursuant to Article 32 of the Company’s Articles of Association, the vote of the senior holder who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order of registration of the joint holders in the Company’s shareholder register. In order to be counted, a duly executed proxy must be delivered to the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel or to the office of the Company’s transfer agent, American Stock Transfer & Trust Company located at 6201 15th Avenue, Brooklyn, NY 11219 not less than two (2) hours before the time fixed for the Extraordinary Meeting unless such requirement is waived by the chairman of the Extraordinary Meeting. Shareholders who attend the Extraordinary Meeting and provide the required information may revoke their proxies and vote their shares in person.

The complete form of the proposed resolutions may be viewed at the offices of the Company at its above mentioned address between the hours of 9:00 am and 4:00 pm Israel Standard Time, Sunday through Thursday, upon prior coordination with Oded Biran, Adv. at +972-73-222-0700 and on the Company’s website at www.rosettagenomics.com.

By order of the Board of Directors,

/s/ Brian A. Markison

Brian A. Markison

Chairman of the Board

November 13, 2012

PROXY STATEMENT

ROSETTA GENOMICS LTD.

10 Plaut St., Rabin Science Park

Rehovot, 76706

Israel

Phone number +972-73-222-0700

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held On December 19, 2012

The enclosed proxy is being solicited by the board of directors of Rosetta Genomics Ltd. (the “Board” and the “Company”, respectively) for use at our Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) to be held at the offices of the Company at 10 Plaut St., Rehovot, Israel on December 19, 2012 at 16:00 (Israel standard time), or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Extraordinary Meeting has been established as of the close of trading on November 12, 2012.

As of November 9, 2012, we had outstanding 9,096,548 of our ordinary shares, nominal (par) value NIS 0.6 each (“Ordinary Shares”), each of which is entitled to one vote upon each of the matters to be presented at the Extraordinary Meeting1.

We expect to solicit proxies by mail and to mail this proxy statement to shareholders on or about November 14, 2012. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners. As of November 13, 2012, these proxy materials have also been filed with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to a Report on a Form 6-K and are available on the Company’s website www.rosettagenomics.com. In order to be counted, a duly executed proxy must be delivered to the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel or to the office of the Company’s transfer agent, American Stock Transfer & Trust Company located at 6201 15th Ave, Brooklyn, NY 11219, not less than two (2) hours before the time fixed for the Extraordinary Meeting unless such requirement is waived by the chairman of the Extraordinary Meeting.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to each proposal set forth in the accompanying Notice of Extraordinary Meeting of Shareholders (the “Notice of Meeting”), a shareholder may vote in favor of or against the proposal or may abstain from voting on the proposal. Shareholders should specify their choice on the accompanying proxy.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Extraordinary Meeting or requesting the return of the proxy at the Extraordinary Meeting; or (iii) executing and delivering to us a later-dated proxy.

Two or more shareholders present, personally or by proxy, who hold or represent together more than 25% of the voting rights of our issued share capital will constitute a quorum for the Extraordinary Meeting. If within half an hour from the time scheduled for the Extraordinary Meeting a quorum is not present, the Extraordinary Meeting shall be adjourned to December 26, 2012 at the same time and place, without it being necessary to notify the shareholders. At any such adjourned meeting, any two shareholders present in person or by proxy shall constitute a quorum. Shares subject to broker non-votes and abstentions are counted for purposes of determining whether a quorum is present but will have no effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote, as with regard to any applicable matter broker non-votes and abstentions are not counted as being present or as having been voted.

All proposals to be presented at the Extraordinary Meeting require the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to the proposal. The Company is not currently aware of any controlling shareholders as such term is defined for purposes of the Israel Companies Law 5759, 1999 (the “Companies Law”).

1	This does not include 3,257 Ordinary Shares held as treasury shares under Israeli law, all of which were repurchased by the Company. For so long as such treasury shares are owned by the Company, they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meeting of shareholders of the Company.

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MATTERS RELATING TO THE Extraordinary GENERAL MEETING

At the Extraordinary Meeting, the shareholders will be asked to vote on the following proposals:

PROPOSAL ONE — APPOINTMENT OF A DIRECTOR

Background

Our articles of association (the “Articles”) provide that the minimum number of members of the Board is two and the maximum number is eleven. Our Board is presently comprised of six members, two of whom are “external directors” appointed under the Companies Law. Our Board (other than the external directors) has been divided into three different classes, Class I Directors, Class II Directors and Class III Directors, with one class being elected each year at the Company’s annual general meeting for a term of approximately three years.

Our other directors are divided among the classes as follows:

●	Class I: The Chairman of the Board, Mr. Brian A. Markison serves as the only Class I director, and his term expires at the annual general meeting of shareholders to be held in 2014;

●	Class II: Dr. David Sidransky and Dr. Joshua Rosensweig currently serve as Class II directors, and their terms expire at annual general meeting of shareholders to be held in 2015; and

●	Class III: Mr. Roy N. Davis currently serves as the only Class III director, and his term expires at the annual general meeting of shareholders to be held in 2013; and

In addition, our two external directors, Mr. Gerald Dogon and Ms. Tali Yaron-Eldar, were initially elected by our shareholders on May 30, 2007 and were then re-elected on July 14, 2010 for three-year terms, and their current terms expire on July 13, 2013.

We are proposing that the shareholders elect Mr. Yitzhak Peterburg as a Class I director of the Company until the annual general meeting of the Company’s shareholders to be held in 2014.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time to the performance of his or her duties as director of the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholders meeting of a public company, at which the election of a director is to be considered, will not be convened unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided.

The proposed nominee, has declared to the Company that he complies with the required qualifications under the Companies Law for appointment as a director of the Company, detailed his or her applicable qualifications to the Company, and demonstrated to the Company that he is capable of dedicating the appropriate amount of time for the performance of his duties as a director.  Copies of the declaration of the proposed nominee are available for inspection at the Company’s offices in Rehovot, Israel.

The following information is supplied with respect to the nominee and is based upon the records of the Company and information provided to it by the nominee:

Dr. Yitzhak Peterburg (born on February 18, 1951), has served as a consultant to the Company since October, 2012. Dr. Peterburg currently serves on the Board of TEVA Pharmaceuticals (“TEVA”), prior to which he served as TEVA’s Senior Vice President, Head of Global Branded Products, prior to which he served on the board of TEVA. Prior to his positions with TEVA, Dr. Peterburg was President and CEO of Cellcom, one of Israel's leading cellular companies, which provides advanced voice and data services to 2.5 million customers, where he managed a $ 1.4 billion annual budget and oversaw 4,000 employees. Between the years of 1990 to 2002, Dr. Peterburg was with Clalit Health Services, a non-governmental, not-for-profit organization that provides comprehensive health services to more than 55% of the Israeli population. From 1997 to 2002 he served as General Manager (CEO) for Clalit Health Services and from 1990 to 1997 he held a series of senior executive positions including Head, Health Policy Division and Chief Information Officer, Medical Division.  Among his many positions at Clalit, from 1995-1997, Dr. Peterburg served as CEO of Soroka University Medical Center, Beer-Sheba, Israel, one of the biggest university hospitals in Israel. Dr. Peterburg received an M.D. from the Hebrew University of Jerusalem, and holds a Phd. in health services administration from the Columbia University School of Public Health in New York and a master's degree in information systems from the London School of Economics.

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The address of the director nominee noted above is c/o Rosetta Genomics Ltd., 10 Plaut Street, Science Park, Rehovot 76706 Israel.

Dr. Yitzhak Peterburg shall receive a remuneration that is similar to the remuneration paid to the other directors of the Company. As of the date hereof and in accordance with prior resolutions of the Company's Audit Committee, Board and shareholders meetings that was held on October 12, 2012, each of the Company's directors (except for the external directors) is entitled to receive: (1) remuneration in an amount of US $20,000 plus VAT per year, paid in equal quarterly installments, and a director who serves as a member of a Committee formed by the Board shall be entitled to additional annual remuneration of US $7,500 plus VAT per committee, and (2) payment of a participation fee of US $250 plus VAT for every Board or Board committee meeting including, inter alia, meeting by means of communication (teleconferences) and unanimous written resolutions.

In addition, each of the Company's directors (except for the external directors) is entitled to receive: (1) options to purchase 24,000 Ordinary Shares, at an exercise price per share equal to the closing price of the Ordinary Shares on the date of the Shareholders meeting approving the options, vesting in equal installments annually over a period of three years beginning on the date of the Shareholders meeting approving the options and such options shall expire seven years after their date of grant, unless they expire earlier in accordance with the terms of the Company's 2006 Employee Incentive Plan (Global Share Incentive Plan (2006)) (the “GSIP”), and (2) 5,000 Restricted Stock Units (“RSUs”) upon the commencement of each twelve months period in office as a director beginning on the date of the Shareholders meeting approving the options. The options and RSUs are granted and otherwise subject to the same terms and conditions as applicable to options and RSUs granted under the GSIP, except that the exercise period of the options and RSUs upon termination shall be six months. To the maximum extent permissible, all options shall be treated as “Incentive Stock Options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING:

“RESOLVED, to elect Mr. Yitzhak Peterburg, as a Class I director, to serve until the 2014 annual general meeting of shareholders.”

An affirmative vote of a majority of the shares represented and voting at the Extraordinary Meeting in person or by proxy is required for the approval of such resolution.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and fulfill these requirements by filing reports with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the SEC’s public reference room. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov and through the “Investors – SEC Filing” section of our website at www.rosettagenomics.com.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The filing of the Notice of Meeting and this proxy statement as an exhibit to a Report on Form 6-K with the SEC should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

By order of the Board of Directors,

/s/ Brian A. Markison

Brian A. Markison

Chairman of the Board

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